Exhibit 99.2

eBay Enterprise Saves $2.4 Million For a Single Client with NICE
Interaction Analytics Solution

NICE’s Customer Engagement solutions help organizations create the perfect customer experience by ensuring that employees are engaged, knowledgeable, and ready for every interaction

Paramus, New Jersey, June 3, 2015 – eBay Enterprise has helped its clients reduce average handle time and save millions of dollars by using the NICE Interaction Analytics solution, NICE Systems (NASDAQ: NICE) announced today.

eBay Enterprise processes roughly 17 million contacts per year on behalf of its retailers, across a full range of channels including phone, chat, email and social media. Its key focus is on lowering average handle time (AHT), delivering consistent, high quality service, and enhancing the consumer experience.

By implementing the NICE solution, eBay Enterprise has succeeded in:
•	Redesigning process call flows for efficiency
•	Dramatically improving overall efficiency and the customer experience
•	Creating a 17 percent average AHT reduction
•	Saving $2.4 million over a 21-month period for a single client

The company created an Intelligent Commerce Care model based on the analysis of multiple contact types. It utilized NICE to gain insight into cost per contact, analyze volume patterns and trends, evaluate agent performance based on contact type AHT, and correlate AHT, dissatisfaction and repeat calls to identify areas that required attention.

eBay Enterprise was also able to gain insight into how new hires performed against tenured agents to improve its onboarding and training processes. By using analytics categories to focus on high periods of silence, the company could identify the reason for the silence and recognize where certain agents needed additional support.

Robin Gomez, Director, Operational Excellence, eBay Enterprise
“Retail is competitive, with expanding consumer expectations, and we are focused on providing our clients with valuable insights into consumer interactions to help them improve the overall consumer experience, increase satisfaction and ultimately drive revenue. The data from NICE Interaction Analytics enables us to do that. In the last year we have helped our clients significantly improve their bottom line by improving day-to-day operations and agent performance.”

Miki Migdal, President, NICE Enterprise Product Group
“NICE is committed to helping organizations create perfect customer experiences by ensuring that employees are engaged, knowledgeable, and ready for every interaction. We applaud eBay for its great success with the NICE solutions – this is a terrific example of a large contact center operation that has made significant improvements in how it manages handle times and prepares its agents so that it can deliver an effortless and consistent customer experience across multiple service channels and touch points.”

Robin Gomez of eBay Enterprise will present the company’s success story today, June 3rd, at Interactions 2015 in San Antonio, Texas. For more information on the conference, visit www.nice.com/interactions, or follow the event on Twitter @N_Interactions.

About eBay Enterprise
eBay Enterprise is a leading global provider of retail-optimized commerce solutions, including customer service, the Magento platform, order management, fulfillment, and marketing solutions. The company enables brands and retailers of all sizes to deliver consistent omnichannel experiences across all retail touch points to attract and engage new customers, convert browsers into loyal buyers, and deliver products with speed and quality. With unrivaled flexibility and control, its clients are armed to accelerate sales growth and win with today’s digitally connected consumer. eBay Enterprise is an eBay Inc. (Nasdaq: EBAY) company. More information can be found at www.ebayenterprise.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.